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                             August 25, 2022

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation
       505 Fifth Avenue, 15th Floor
       New York, NY 10017

                                                        Re: Cartesian Growth
Corporation
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-4
                                                            Filed August 8,
2022
                                                            File No. 333-262644

       Dear Mr. Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

       Amendment No. 4 to Form S-4 dated August 8, 2022

       Proxy Statement for Extraordinary General Meeting of Cartesian Growth Corporation, page 1

   1.                                                   Reconcile and or
conform throughout your filing, Class A common stock to be
                                                        outstanding following
the Business Combination, e.g. 145,024,612 assuming no
                                                        redemptions on page 17
vs 142,662,728 on the prospectus cover page.
       Beneficial ownership levels in the Company......, page 17

   2.                                                   Please disclose
components of earn-out securities, and if it includes the 1,282,500 Class A
                                                        Common Stock held by
Sponsor, that is excluded from Sources and Uses of Funds for the
                                                        Business Combination as
disclosed on page 47.
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth  Corporation
Comapany
August  25, NameCartesian
            2022          Growth Corporation
August
Page  2 25, 2022 Page 2
FirstName LastName
Sources and Uses of Funds for the Business Combination, page 47

3. Please enhance your disclosures to clarify that Sources with respect to Alvarium, TWMH and TIG represent the issuance of Class A common stock at an implied value of $10.00 for 86,245,377 shares to the respective Shareholders and or Members.
4. You disclose that Sponsor and Independent Directors Equity in Cartesian of $73 million will be a source of funds in the Business Combination and then also a use in equity consideration to Sponsor and Independent Directors. Based on your description of the
         Business Combination on page 251 and the related pro forma adjustments, there does not appear to be any exchange of funds with regard to these equity interests but rather a conversation of Class B ordinary shares of Cartesian into Class A Common Stock of
         Alvarium Tiedemann. Please revise your disclosures accordingly. Diagram of the Company's organizational structure immediately following the completion of the
Business Combination, page 51

5.       Please address the following:

                Conform reference to Class A and Class B shareholders in Alvarium Tiedemann consistent with references disclosed in the table on page 245 that presents the
              Economic and Voting Interest in Alvarium Tiedemann, e.g. Alvarium Tiedemann
              Shareholders (public shareholders) and Independent Directors (Initial Shareholders).
                Add the table on page 245 that presents the Economic and Voting Interest Interest in
              Alvarium Tiedemann to supplement the diagram.
                Enhance your diagram to add (Alvarium Tiedemann) under Alvarium Tiedemann,
              Holdings, Inc. Capital, LLC (US) and (Umbrella) under Alvarium Tiedemann
              Capital, LLC (US).
Summary of Historical Consolidated Financial Information of TWMH, page 55

6. Please tell us and enhance your disclosures to explain why you have only adjusted $2.3 million for the OTTI impairment of Tiedemann Constantia AG Equity method investment in arriving at Adjusted EBITDA and not total the OTTI impairment recognized in the
         TWMH Consolidated Statement of Income of $3.1 million in on page F-42.
7. Please disclose, if true, that the equity compensatory earn-in of $377 thousand is included in equity settled share-based payments of $968 thousand for the three months ended
         March 31, 2022 and if not, why you have only adjusted for the Holbein cash compensatory earn-in in arriving at Adjusted EBITDA.
Selected Operating Metrics, page 56

8. Please disclose historical net income together with EBITDA and Adjusted EBITDA for each TWMH, TIG Entities and Alvarium.
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth  Corporation
Comapany
August  25, NameCartesian
            2022          Growth Corporation
August
Page  3 25, 2022 Page 3
FirstName LastName
Summary of Historical Consolidated Financial Information of the TIG Entities, page 58

9. You disclose in footnote (d) on page 60, that Class D-1 members are entitled to 49.37% of the net profits and losses. We also note on page 296, that you disclose that Class D-1 equity interest is entitled to 49.37% of the profits attributable to the TIG Arbitrage strategy. Tell us and enhance your disclosures to clarify whether Class D-1 members are entitled to a percentage of both profits and losses net of tax or a percentage of gross profits and conform disclosures throughout the filing.
10. Please disclose how your adjustments to Adjusted EBITDA, excluding fair value adjustments to strategic investments, reconcile to the related TIG Consolidated Statements of Income on pages F-102 and F-119.
Summary of Historical Consolidated Financial Information of Alvarium, page 61

11.      Please disclose how    Other one-time fees and charges (b) & (d)
reconcile to the related
         Alvarium Consolidated Statements of Income on pages F-138 and F-204. Additionally
         based on the footnote explanations, it appears    Other one-time fees
and charges (b)    for
         the three months ended March 31, 2022 should be (d).
Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 67

12. Please disclose that assumed conversion of Class B Common Stock is excluded from the year ended December 31, 2021 as the inclusion is anti-dilutive. Unaudited Pro Forma Condensed Combined Financial Information, page 245

13.      Please add to the header of the table summarizing pro forma ownership
  Economic
         Interest in Alvarium Tiedemann    (Class A Common Stock) and add to
the header    Voting
         Interest in Alvarium Tiedemann    (Class A and Class B Common Stock).
14. We note your adjustments of $1.9 million related to the Class D-1 equity interest including the expected change from an equity interest to compensation as a result of and subsequent to the Business Combination. Please tell us and revise your disclosures accordingly, why if in essence this is a change in how the TIG Arbitrage Strategy interests will be accounted for and settled, you have recognized an increase to accumulated deficit and not an adjustment to reclassify the $1.9 million from TIG Entities Total member equity of $113.9 million which includes total net income for the period of $5.5 million inclusive of the $1.9 million related Class D-1 interest to be settled via accrued compensation and profit sharing.
15.      We note the adjustments (c) to the March 31, 2022 pro forma retained earnings
         (accumulated deficit) of ($29.3) million and (f)(x) of $31.2 million related to estimated transaction costs incurred in connection with the Business Combination and then the elimination of these transaction costs, including the $1.9 million increase to retained earnings to eliminate compensation expense associated with the Class D-1 equity interest
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth  Corporation
Comapany
August  25, NameCartesian
            2022          Growth Corporation
August
Page  4 25, 2022 Page 4
FirstName LastName
         holder. We also note that from your Business Combination acquisition footnote (f) on page 261, that you recognized an increase to accounts payable and accrued expenses of
         $29.3 million in applying the acquisition method. Please address the following:

                Tell us and revise your disclosures accordingly, your basis for recognizing these transaction costs in applying the acquisition method to the Business combination.
              Refer to ASC 805-10-25-23.
                Tell us and revise your disclosures accordingly, your basis for the adjustment to retained earnings of the incremental $29.3 million; and
                Tell us and revise your disclosures accordingly, your basis for the $31.2 million elimination of transaction costs, including the $1.9 million associated with the Class
              D-1 equity interest holder.
16. We note pro forma adjustments footnote (f) of $3,019 thousand and $12,308 thousand for the three months ending March 31, 2022 and December 31, 2021, respectively. We are unable to recalculate based on the footnotes on pages 265 and 266, respectively. Please disclose the calculation of net income attributable to non-controlling interests in subsidiaries in the respective footnotes (f). Refer to Regulation S-X, Rule 11-02(a)(8).
Notes to the Unaudited Pro Forma Combined Financial Statements
Description of the Business Combination, page 251

17. You disclose that as a result of the transaction (Business Combination), the Alvarium
         Tiedemann equity holders will collectively hold a majority of the equity of the combined company. Please clarify that Alvarium Tiedemann will collectively hold a majority of the equity of Umbrella consistent with your diagram on page 51 and tables on pages 245 and
         246.
18.      Please disclose if true, that in conjunction with Cartesian   s change
in jurisdiction, (a) each
         outstanding Class A ordinary share will automatically convert into one share of Alvarium
         Tiedemann Class A Common Stock, (b) each outstanding Class B ordinary share will automatically convert into one share of Alvarium Tiedemann Class A Common Stock and
         (c) the outstanding warrants to purchase Class A ordinary shares will automatically become exercisable for shares of Alvarium Tiedemann Class A Common
Stock.
19.      Please conform references to Cartesian and Alvarium Tiedemann, e.g.
Alvarium
         Tiedeman forms Umbrella Merger Sub, LLC; Alvarium Tiedemann contributes cash to
         Umbrella.
Certain Non-GAAP Pro Forma Information, page 270

20. Please tell us and disclose how you determined the $393 thousand transaction expenses adjustment in your determination of Pro Forma Combined Adjusted EBITDA and how this reconciles to the $3,098 thousand pro forma adjustment to exclude transaction expenses on page 249 and thus is excluded in your beginning pro forma net income of
         $16,177 thousand for the three months ended March 31, 2022.
 Peter Yu
Cartesian Growth Corporation
August 25, 2022
Page 5


21. Please tell us and disclose why you have adjusted to exclude the $3,098 thousand of transactions costs in your determination of Pro Forma net income for the period ending
      March 31, 2022 but then adjusted to include transaction costs of $15,564 thousand and
      $25,534 thousand for the year ended December 31, 2021.
22. Please tell us and disclose how you determined the $42,898 thousand of transaction fee adjustment in your determination of Pro Forma Combined Adjusted EBITDA and how this reconciles to the $15,564 thousand pro forma adjustment on page 407 and $25,534 thousand on page 250.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
TIG Entities, page 363

23. Please enhance your disclosures in footnotes (d) on page 377 and (i) on page 406 to disclose how the Affiliate profit-share in TIG Arbitrage will be accounted for post
      Business Combination and reference the pro forma presentation on page
250.
Combined Historical Non-GAAP Measures, page 406

24.   Please revise the heading of    Combined Historical Non-GAAP Measures
to    Historical
      and Combined Non-GAAP Measures of TWMH, TIG Entities and Alvarium    and
the
      sentence preceding the table from "reconciliation of combined historical net income....." to
      "reconciliation of historical and combined net income of TWMH, TIG Entities and
      Alvarium...." to clearly differentiate from your Pro Forma Combined
EBITDA measures.
25. You disclose on page F-83 that you recognized contingent compensatory earn-ins of
      $753.6 thousand for the three-month period ended March 31, 2022 related to Holbein.
      Please tell us and enhance your disclosure in footnote (h) to clarify, if true, that this earn-
      in includes both cash and equity compensatory earn-ins of $377 thousand each. Please also disclose, if true, that the equity compensatory earn-in of $377 thousand is included in equity settled share-based payments of $968 thousand for the three months ended March
      31, 2022 and if not why.
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                              Sincerely,
FirstName LastNamePeter Yu
                                                              Division of
Corporation Finance
Comapany NameCartesian Growth Corporation
                                                              Office of Finance
August 25, 2022 Page 5
cc:       Thomas R. Martin
FirstName LastName